DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

04E

Heerlen (NL), 13 February 2008

DSM reports good Q4 2007 – Full year according to expectations

- *Strong Q4 results based on 10% organic sales growth.*
- *Operating profit for 2007 of EUR 823 million in line with expectations.*
- *Net profit before exceptional items at EUR 558 million, better than last year; EPS 8% higher.*
- *Proposed dividend EUR 1.20 per ordinary share (+20%).*
- *Outlook: Operating profit before exceptional items in 2008 expected to approach level achieved in 2007.*

Feike Sijbesma, Chairman of the DSM Managing Board, commented:

'DSM performed well in 2007 with good sales growth, particularly during the fourth quarter, and strong results in light of the challenges faced by the company during the year. In 2008, we also expect to perform well.'

'DSM is fully on track to meet the objectives set out in the accelerated Vision 2010 strategy. In 2008, we will continue the transition towards a Life Sciences and Materials Sciences company, addressing the needs of tomorrow's society and capable of delivering sustainable growth.'

fourth quarter			*in EUR million*	full year		
2007	2006	+/-		2007	2006	+/-
			Continuing operations:			
2,226	**2,067**	*8%*	Net sales	**8,757**	**8,352**	*5%*
300	300	*0%*	Operating profit before depreciation and amortization (EBITDA)	1,247	1,275	*-2%*
190	**186**	*2%*	Operating profit (EBIT)	**823**	**835**	*-1%*
70	66	*6%*	- Nutrition	264	314	*-16%*
20	24	*-17%*	- Pharma	93	65	*43%*
74	71	*4%*	- Performance Materials [redacted]	321	329	*-2%*
52	49	*6%*	- Industrial Chemicals	225	196	*15%*
-26	-24		- Other activities	-80	-69	
			Total DSM:			
2,226	**2,076**	*7%*	Net sales	**8,757**	**8,380**	*4%*
190	**186**	*2%*	Operating profit (EBIT)	**823**	**834**	*-1%*
130	**119**	*9%*	**Net profit before exceptional items**	**558**	**551**	*1%*
-18	-30		Net result from exceptional items	-129	-4	
112	**89**	***26%***	Net profit	**429**	**547**	***-22%***
			Per ordinary share in EUR:			
0.75	0.62	*21%*	- before exceptional items	3.07	2.85	*8%*
0.64	0.46	*39%*	- including exceptional items	2.35	2.83	*-17%*

In this report:
- 'operating profit' (before depreciation and amortization) is understood to be operating profit (before depreciation and amortization) before exceptional items.
- 'net profit' is the net profit attributable to equity holders of Royal DSM N.V.

Net sales

in EUR million	**full year 2007**	**2006**	difference	volumes	prices	exch. rates	other
Nutrition	2,543	2,407	6%	7%	2%	-4%	1%
Pharma	981	916	7%	-3%	11%	-3%	2%
Performance Materials	2,895	2,753	5%	5%	2%	-2%	0%
Industrial Chemicals	1,937	1,872	3%	3%	5%	-4%	-1%
Other activities	401	404					
Total, continuing operations	8,757	8,352	5%	3%	4%	-3%	1%

For the **full year** 2007**,** sales from continuing operations increased by 5%. Organic sales growth amounted to 7% (volumes 3%; selling prices 4%); this is 2% above the strategic target of 5%. Exchange rates on balance had a negative effect of 3%. The volume increase was particularly strong in the Nutrition and Performance Materials clusters. The Industrial Chemicals cluster succeeded in achieving good volume growth while at the same time passing on the increased feedstock and energy costs in selling prices. The strongest price increase was realized by the Pharma cluster due to temporary shortages on the market for anti-infectives.

in EUR million	**fourth quarter 2007**	**2006**	difference	volumes	prices	exch. rates	other
Nutrition	661	584	13%	5%	12%	-7%	3%
Pharma	254	230	10%	-11%	16%	-4%	9%
Performance Materials	719	689	4%	6%	0%	-2%	0%
Industrial Chemicals	510	476	7%	5%	9%	-7%	0%
Other activities	82	88					
Total, continuing operations	2,226	2,067	8%	3%	7%	-4%	2%

Net sales in **the fourth quarter** of 2007 were 8% above Q4 2006. Organic growth was 10% (volumes 3%; selling prices 7%). Exchange-rate developments had a negative effect of 4% on DSM's net sales.

Operating profit

The operating profit from continuing operations for **the full year** amounted to EUR 823 million, a decrease of 1% compared to the record of last year. DSM faced serious headwinds in 2007 because of a weak US dollar and high feedstock and energy prices. On top of that the expiration of contracts related to the acquisition of the Roche Vitamins division had to be absorbed and innovation costs increased because of the strategic step up. This was almost fully compensated for by a very strong underlying business trend, reflected in 7% organic growth, and the temporary steep price increase in anti-infectives.

The operating profit for **the fourth quarter** amounted to EUR 190 million, up 2% from Q4 2006. The increase in sales volumes and margins more than compensated for higher fixed costs (mainly for innovation), the expiration of Roche contracts and negative exchange-rate effects. Margins improved as selling prices increased more than raw-material costs.

Business review

Nutrition

fourth quarter 2007	fourth quarter 2006	*in EUR million*	year 2007	year 2006
661	584	Net sales	2,543	2,407
106	105	Operating profit before depreciation and amortization	405	464
70	66	Operating profit	264	314

Full-year sales in this cluster were 6% above last year. Compared to 2006, both Animal Nutrition & Health and Human Nutrition & Health in DSM Nutritional Products achieved solid volume growth and the negative price trend in the more mature part of the business was stopped and partly reversed by DSM's differentiation strategy. Nevertheless, DSM Nutritional Products' operating profit decreased because higher organic growth did not fully compensate for the expiration of Roche contracts, higher energy and raw-material costs, higher innovation expenditure and negative exchange-rate effects. DSM Food Specialties' sales and operating profit decreased due to the contractual phasing-out of the phytase tolling business in 2006. The strong improvement at DSM Special Products was driven by higher sales volumes and margins and lower fixed costs.

Fourth-quarter sales were 13% higher than in Q4 2006 because of higher sales volumes and higher selling prices and despite the negative effects of the USD exchange rate. The operating profit was higher than in Q4 2006 due to DSM Special Products.

Pharma

fourth quarter 2007	fourth quarter 2006	*in EUR million*	year 2007	year 2006
254	230	Net sales	981	916
35	44	Operating profit before depreciation and amortization	174	146
20	24	Operating profit	93	65

Full-year sales were up 7%, due to much higher selling prices at DSM Anti-Infectives. The operating result of DSM Anti-Infectives improved strongly from the loss in 2006, due to much higher prices and the effect of restructuring activities, and in spite of lower volumes due to strong inventory effects in the volatile markets. The operating profit of DSM Pharmaceutical Products was close to the level of 2006, as the business group was almost able to compensate for the expiration of Roche contracts. DSM increased its innovation effort, specifically in the development of a new technology platform for active ingredients for generic drugs.

Fourth-quarter sales were 10% higher due to the higher selling prices of DSM Anti-Infectives, which effect had almost disappeared at the end of the quarter. The operating result of DSM Anti-Infectives was clearly higher, but this was offset by a lower result of DSM Pharmaceutical Products.

Performance Materials

fourth quarter 2007	2006	in EUR million	year 2007	2006
719	689	Net sales	2,895	2,753
99	97	Operating profit before depreciation and amortization	415	429
74	71	Operating profit	321	329

Full-year sales were up 5% compared with 2006 due to increased volumes and higher selling prices. However, the operating profit for the cluster decreased, caused by DSM Engineering Plastics mainly due to the production outage of DSM Fibre Intermediates' caprolactam plant. The operating profit of all business groups was affected by higher fixed costs (higher activity level and increased innovation efforts) and higher feedstock costs. The operating profit of DSM Dyneema was higher due to higher volumes. DSM Resins' operating profit was slightly higher as a balance of higher sales volumes, better margins and higher fixed costs. DSM Elastomers' operating profit was slightly higher than in 2006; higher sales volumes were partly offset by lower margins resulting from strongly increased raw-material prices and a weak US dollar.

In the **fourth quarter** all business groups except DSM Elastomers posted higher sales. The operating profit of the cluster increased compared with the fourth quarter of 2006. All business groups contributed to this, mainly due to higher sales volumes.

Industrial Chemicals

fourth quarter 2007	2006	in EUR million	year 2007	2006
510	476	Net sales	1,937	1,872
73	70	Operating profit before depreciation and amortization	292	269
52	49	Operating profit	225	196

Full-year sales in this cluster were up 3% from 2006. The strong increases in energy and raw-material prices could on balance be fully passed on to the market. DSM Fibre Intermediates' result increased thanks to higher margins. The operating profit of DSM Melamine increased strongly due to higher selling prices and the positive effect of DSM Melamine's withdrawal from the AMEL joint venture in 2006. Higher margins led to a higher operating profit for DSM Agro. DSM Energy's profit was lower because of lower prices for gas and a lower production level.

Fourth-quarter sales were 7% higher than in the corresponding period of the previous year. The operating profit increased thanks to the higher profit of DSM Fibre Intermediates because of higher sales volumes and margins. DSM Agro's operating profit was lower due to higher purchases of ammonia because of planned and unplanned plant outages. DSM Melamine's operating profit remained stable compared to Q4 2006.

Other activities

fourth quarter 2007	2006	in EUR million	year 2007	2006
82	88	Net sales	401	404
-13	-16	Operating profit before depreciation and amortization	-39	-33
-26	-24	Operating profit	-80	-69

Full-year operating result was lower than in 2006. The further increase in innovation efforts in the Emerging Business Areas was partly compensated for by a higher result of the captive insurance company and lower costs relating to share-based payments.

The decrease in the operating result compared to the **fourth quarter** of 2006 was due to restructuring costs partly compensated for by lower costs relating to share-based payments.

Net profit
Net profit before exceptional items increased compared to 2006, from EUR 551 million to EUR 558 million (+1%).

Net profit was lower (-22%) due to exceptional items.

Net finance costs amounted to EUR 75 million, which represents a decrease of EUR 6 million compared to the previous year. Favorable exchange-rate effects and one-off items compensated for the higher net debt and increased interest rates.

At 25%, the effective tax rate in 2007 was lower than in 2006 (26%). The decrease of one percentage point was due mainly to the lower tax rate in the Netherlands.

Exceptional items
As part of the strategic review of the Anti-Infectives business, which was communicated in June, DSM has taken an impairment charge of EUR 150 million before tax to align the carrying amount with the value in use. In addition, as part of the program to structurally improve profitability, restructuring charges for DSM Anti-Infectives amounted to EUR 4 million.

In June DSM announced a profit-improvement program for DSM Nutritional Products, which is expected to deliver an annual minimum of EUR 100 million in improved profitability by 2010. Restructuring charges at DSM Nutritional Products and charges for a similar program at DSM Food Specialties amounted to EUR 22 million before tax.

Cash flow, capital expenditure and financing
Cash flow from operating activities for the year 2007 showed a strong increase (+31%) to EUR 825 million. At EUR 475 million, capital expenditure (excluding acquisitions) was EUR 51 million above the level of depreciation and amortization (EUR 424 million).

At the end of 2007 the operating working capital was EUR 74 million higher than at year-end 2006 but decreased as a percentage of net sales from 21.6 to 21.4.

Compared to 2006, net debt increased by EUR 417 million in 2007 and stood at EUR 1,338 million at year-end. The increase was mainly due to the share buy-back program. At the end of the year gearing was 20%.

Dividend
As part of the acceleration of the *Vision 2010 – Building on Strengths* strategy, DSM announced a new dividend policy. This policy reflects the transformation of DSM's portfolio and consequently the increased profit stability. DSM aims to provide a stable and preferably rising dividend. A 20% dividend increase to EUR 1.20 per ordinary share will be proposed. An interim dividend of EUR 0.33 per ordinary share having been paid in August 2007, the final dividend would amount to EUR 0.87 per ordinary share.

Share buy-back program
On 10 September, DSM completed the share buy-back program which it had launched in 2006. With the presentation of the acceleration of *Vision 2010*, DSM announced a second share buy-back program of EUR 750 million. The total number of shares repurchased under this new program up to and including 31 December 2007 amounted to 6,855,000 shares for a total consideration of EUR 250 million.

Workforce
The workforce increased overall by 1,098, from 22,156 at year-end 2006 to 23,254 at year-end 2007. This was the effect of acquisitions and consolidations (+591) and capacity expansions (+507).

Progress update on DSM strategy *Vision 2010*
DSM's acceleration of the strategic program *Vision 2010 – Building on Strengths*, announced in September 2007, focuses on delivering faster growth, higher margins and improved earnings quality from the company's portfolio. The strategy will see the transformation of DSM into a Life Sciences and Materials Sciences company, capable of sustainable growth.

The three key drivers for growth – market-driven growth and innovation, increased presence in emerging economies and operational excellence – remain at the heart of DSM's strategy.

In 2007, sales from innovation amounted to more than EUR 350 million, putting DSM well on track to meet its objective of generating EUR 1 billion sales from innovation by 2010. DSM announced several new investments which will contribute to future growth. DSM acquired Pamako Engineering AG, Pentapharm Holding Ltd. and participations in 6 ventures in 2007, and launched a large number of important new products and applications. Examples of these are included in the appendix. During the year, DSM reported strong growth in China with a 23% uplift in revenues to USD 956 million and continued to make significant investments in China.

Mid 2007, DSM announced the outcome of a strategic review of its anti-infectives business and also launched a profit improvement program for DSM Nutritional Products.

As a result of the accelerated shift towards Life Sciences and Materials Sciences, DSM announced that a number of businesses which do not fit in the accelerated strategy will be carved out and divested. This process started at the end of 2007. The carve-out is expected to be completed by mid 2008, with the divestment process for the major part commencing thereafter. At the same time DSM has stepped up its search for acquisitions in its core business areas.

Outlook
Looking ahead to 2008, DSM expects continuing good organic growth, particularly from emerging markets and the launch of new products. In addition, the current programs underway in the Nutrition and Anti-Infectives businesses will result in improved contributions to profit from these businesses. DSM also expects a continuation of the improved pricing levels seen in 2007 in the more mature part of the Nutrition business, especially in vitamins.

At the same time, DSM is faced with a number of headwinds, including the continuing weakness of the US dollar, high raw-material and energy prices as well as the return to lower pricing in the anti-infectives markets, and the expiration of Roche contracts in 2007. Despite these headwinds, it remains a core part of DSM's strategy to invest in innovation which will deliver the company's growth in future years and DSM will be gearing up this effort further in 2008.

Guidance on profitability is a difficult task this year given the current macro-economic uncertainty. However, assuming a slowdown in the US economy without substantial effects on macro-economic conditions elsewhere, a EUR/USD exchange rate around 1.45 and current raw-material and energy prices throughout 2008, DSM expects that, with the benefit of the programs that are in place, it will be possible to approach the operating profit before exceptional items achieved in 2007.

Overall, DSM remains on track to meet the objectives set out in the accelerated *Vision 2010* strategy, with the continuing transformation of DSM's business towards a Life Sciences and Materials Sciences company, focused on innovation and capable of delivering sustainable growth.

Heerlen, 13 February 2008

The Managing Board of Directors

Important dates

Annual General Meeting of Shareholders:	Wednesday, 26 March 2008
Ex dividend quotation:	Friday, 28 March 2008
Report for the first quarter:	Tuesday, 29 April 2008
Report for the second quarter:	Tuesday, 29 July 2008
Ex interim dividend quotation:	Wednesday, 30 July 2008
Report for the third quarter:	Monday, 27 October 2008
Annual Report 2008:	Monday, 16 February 2009
Annual General Meeting of Shareholders:	Wednesday, 1 April 2009

DSM – the Life Sciences and Materials Sciences Company

DSM creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information
DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

internet: www.dsm.com

Condensed consolidated statement of income for the fourth quarter

fourth quarter 2007			in EUR million	fourth quarter 2006		
before exceptional items	exceptional Items	total		before exceptional items	exceptional items	total
2,226	-	2,226	net sales	2,076	-	2,076
300	-25	275	operating profit plus depreciation and amortization (EBITDA)	300	-54	246
190	-25	165	operating profit (EBIT)	186	-63	123
-	-	-	operating profit from discontinued operations	-	-	-
190	-25	165	operating profit from continuing operations	186	-63	123
-21	-	-21	net finance costs	-20	-	-20
0	-	0	share of the profit of associates	0	12	12
169	-25	144	profit before income taxation expense	166	-51	115
-39	7	-32	income tax expense	-45	21	-24
130	-18	112	net profit from continuing operations	121	-30	91
-	-	-	net profit from discontinued / discontinuing operations	-	-	-
130	-18	112	profit for the period	121	-30	91
0	-	0	minority interests	-2	-	-2
130	-18	112	net profit	119	-30	89
130	-18	112	net profit	119	-30	89
-3	-	-3	dividend on cumulative preference shares	-3	-	-3
127	-18	109	net profit used for calculating earnings per share	116	-30	86
110	-	110	depreciation and amortization	114	8	122
237	-18	219	cash flow	230	-22	208
		184	capital expenditure			202
		0	acquisitions			17
			per ordinary share in EUR*:			
0.75	-0.11	0.64	- net earnings	0.62	-0.16	0.46
1.40	-0.11	1.29	- cash flow	1.23	-0.11	1.12
		169.5	average number of ordinary shares (x million)			186.5
		166.9	number of ordinary shares, end of period (x million)			184.8
		23,254	workforce at end of period			22,156
		7,219	of which in the Netherlands			7,061

* After deduction of dividend on cumulative preference shares.

Condensed consolidated statement of income for the year

year 2007			*in EUR million*	year 2006		
before exceptional items	exceptional items	total		before exceptional items	exceptional items	total
8,757	-	8,757	net sales	8,380	-	8,380
1,247	-26	1,221	operating profit plus depreciation and amortization (EBITDA)	1,274	-15	1,259
823	-176	647	operating profit (EBIT)	834	-26	808
-	-	-	operating profit from discontinued operations	1	-	1
823	-176	647	operating profit from continuing operations	835	-26	809
-75	-	-75	net finance costs	-81	-	-81
-2	-	-2	share of the profit of associates	1	4	5
746	-176	570	profit before income taxation expense	755	-22	733
-183	47	-136	income tax expense	-199	18	-181
563	-129	434	net profit from continuing operations	556	-4	552
-	-	-	net profit from discontinued / discontinuing operations	0	-	0
563	-129	434	profit for the year	556	-4	552
-5	-	-5	minority interests	-5	-	-5
558	-129	429	net profit	551	-4	547
558	-129	429	net profit	551	-4	547
-10	-	-10	dividend on cumulative preference shares	-10	-	-10
548	-129	419	net profit used for calculating earnings per share	541	-4	537
424	150	574	depreciation and amortization	440	11	451
972	21	993	cash flow	981	7	988
		475	capital expenditure			457
		93	acquisitions			44
			per ordinary share in EUR*:			
3.07	-0.72	2.35	- net earnings	2.85	-0.02	2.83
5.44	0.12	5.56	- cash flow	5.17	0.04	5.21
		178.5	average number of ordinary shares (x million)			189.6
		166.9	number of ordinary shares, end of period (x million)			184.8
		23,254	workforce at end of period			22,156
		7,219	of which in the Netherlands			7,061

* After deduction of dividend on cumulative preference shares.

Consolidated balance sheet

in EUR million	**31 December 2007**		**31 December 2006**	
intangible assets	1,037		1,008	
property, plant and equipment	3,440		3,655	
deferred tax assets	346		496	
prepaid pension costs	1,169		918	
associates	20		26	
other financial assets	126		100	
	--------		--------	
non-current assets		6,138		6,203
inventories	1,547		1,515	
trade receivables	1,452		1,377	
other receivables	235		362	
financial derivatives	83		79	
current investments	4		3	
cash and cash equivalents	369		552	
	--------		--------	
current assets		3,690		3,888
assets held for sale		-		-
		--------		--------
total assets		9,828		10,091

in EUR million	**31 December 2007**		**31 December 2006**	
shareholders' equity	5,310		5,784	
minority interests	73		71	
	--------		--------	
equity		5,383		5,855
deferred tax liabilities	344		383	
employee benefits liabilities	273		304	
provisions	170		188	
borrowings	1,560		907	
other non-current liabilities	35		44	
	--------		--------	
non-current liabilities		2,382		1,826
employee benefits liabilities	9		21	
provisions	91		127	
borrowings	192		607	
financial derivatives	42		41	
trade payables	1.124		1,091	
other current liabilities	605		523	
	--------		--------	
current liabilities		2,063		2,410
liabilities held for sale		-		-
		--------		--------
total equity and liabilities		9,828		10,091

capital employed	5,982	6,303
equity / total assets	55%	58%
net debt	1,338	921
net debt / equity plus net debt	20%	14%
operating working capital	1,875	1,801
OWC / net sales	21.4%	21.6%

Condensed consolidated cash flow statement

in EUR million		2007		2006
Cash and cash equivalents at beginning of period		552		902
Operating activities:				
- net profit plus depreciation and amortization	1,003		998	
- change in operating working capital	-124		-4	
- other changes	-54		-364	
cash flow from operating activities		825		630
Investing activities:				
- capital expenditure	-434		-458	
- acquisitions	-85		-44	
- sale of subsidiaries	-		135	
- divestments	51		30	
- other changes	74		-8	
net cash from investing activities		-394		-345
dividend		-193		-213
net cash from financing activities		-426		-407
effects of changes in consolidation and exchange differences		5		-15
Cash and cash equivalents at end of period		369		552

Condensed statement of changes in shareholders' equity

in EUR million	2007	2006
Shareholders' equity at beginning of period	5,784	5,501
Changes:		
- net profit	429	547
- exchange differences, net of income tax expenses	-140	-128
- net actuarial gains (losses) on defined benefit obligations, after asset ceiling	108	283
- dividend paid	-193	-213
- repurchase of ordinary shares	-758	-318
- proceeds from reissue of ordinary shares	53	55
- other changes	27	57
Shareholders' equity at end of period	5,310	5,784

Appendix

Examples of DSM's innovation milestones in Q4 2007:

Nutrition:

- The introduction of TensGuard™, a new, clinically proven, non-fat ingredient derived from milk protein developed to target the growing, global market for blood pressure management.
- DSM launched Let's Cake Together™: a flexible toolkit combining three innovative ingredients, enabling cake manufacturers to easily respond to the key trends driving today's cake market – salt reduction, indulgence, improved nutritional profile and reduced costs.
- The launch of the innovative ingredient Claristar™ that offers a natural and highly effective solution to the common problem of tartrate stability in wines. Till now winemakers have stabilized their wines by chilling to -4 °C, storing for a week and then filtering before bottling. Additionally, Claristar fits in well with DSM's position on sustainability, by offering significant reductions in energy, carbon emissions, water consumption and effluent.
- In 2007 DSM entered into a strategic alliance with Kemin, the creator of the world's leading lutein brand, an eye-health supplement. The long-term alliance focuses on significantly growing lutein usage and the eye-health supplement category worldwide.
- i-flex™, a new nutritional supplement for joint health, was successfully launched and introduced in retail stores in South-Africa. i-flex™ is a fully formulated, turnkey solution developed by DSM and sold via industry partners. Other markets will follow in 2008.
- ROPUFA 75 EE, DSM Nutritional Products' highly concentrated fish oil has been completely reformulated to meet customer requests for a new and lighter colored product.

Pharma:

- Three licensing agreements have been concluded for PER.C6® (the technology platform for biopharmaceutical products) in the fourth quarter, bringing the 2007 number to a total of 12. In 2007, a yield of 13 grams per liter was achieved for the XD™ process and PER.C6®.

Performance Materials:

- The introduction of Arnite® XG, and Arnitel® XG are both halogen-free materials and thus environmentally friendly and sustainable. Arnite® XG (polyester) has unique properties which allow OEMs and connector manufacturers to produce high performance and safer connectors for white good applications such as washing machines, dryers and dishwashers. Arnitel® XG (copolyester-elastomer) is specifically aiming at very demanding cable insulation in consumer electronics.
- Stanyl® Diablo, a new high-performance grade for under-the-bonnet automotive applications which offers a revolutionary improvement in long term thermal stability. With this new grade metal-replacement options have been expanded tremendously.
- DSM Dyneema and Dimension-Polyant have successfully validated a novel membrane sailcloth technology featuring ultra-strong, low-stretch Dyneema® fiber.
- COSCO Dalian, a subsidiary of China Ocean Shipping (Group) Company, has selected mooring lines made with Dyneema® fiber for its newest Very Large Crude Carrier (VLCC).
- For the first time, protective gloves made with new Dyneema® Spun Yarn have been introduced into the US safety market. Two leading US glove manufacturers, Superior Glove and Protective Industrial Products (PIP), were proud to introduce a new glove made with Dyneema® that is truly remarkable in both the cut-resistance and abrasion-resistance categories.

- The Personal Protection market saw two innovative solutions using new Dyneema® UniDirectional (UD) material. First, the introduction of Dyneema® HB51 which is DSM Dyneema's newest and strongest product for the US market specifically for behind-strike-face inserts used in hard ballistic body armor. Second, DSM Dyneema and TenCate Advanced Armor combined their expertise to develop fiber-only (monolithic) inserts to be used in hard ballistic body armor using new Dyneema® HB50.
- DSM NeoResins+ introduced NeoRez® P-900 series of products, the next generation of laminating resins for flexible packaging. The products deliver security and reliability of adhesion with consistent fast curing.
- DSM Composite Resins introduced an industry first: Neoxil® 728 sizing designed for glass fiber reinforcement of vinyl ester resins and epoxy resins used in the production of wind-turbine blades.
- A 44 meter long lightweight bridge containing a DSM Composite Resins product was successfully installed in Delft (Netherlands).

Other innovation milestones

- A partnership agreement was announced between DSM Anti-Infectives and Arch Pharmalabs Ltd., an Indian pharmaceutical company manufacturing active pharmaceutical ingredients (APIs) which will accelerate the development of new products for DSM Anti-Infectives.
- Investments by DSM Venturing:
    - Ganeden Biotech, Inc., a US probiotics company which markets dietary supplements focused on digestive health.
    - Novomer Inc., a US company which is developing a technology platform to use carbon dioxide and other renewable materials to produce performance polymers, plastics and other chemicals.
- DSM, innovative 'Partner in Sport' of the Dutch Olympic Committee/Dutch Sports Federation (NOC*NSF), presented innovative comfort cooling and after cooling products that the Dutch Olympic athletes will be using during the 2008 Summer Olympics.

END